Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2016	2015

Net income	$2,144,593	$1,336,912

Preferred Stock dividend requirements	-	(57,150)

Net income attributable to common stockholders	$2,144,593	$1,279,762

Basic Weighted average number of common shares outstanding	17,688,999	17,569,744

Preferred Stock Common Share Equivalents	1,871,160	1,236,160

Dilutive Stock Options outstanding for the Period	156,532	121,644

Dilutive Warrants outstanding for the Period	418,085	335,193

Diluted Weighted average number of common and equivalent shares outstanding	20,134,777	19,262,742

Basic and Diluted Net income per common share	$0.11	$0.07